EXHIBIT 16

KPMG
1305 Walt Whitman Road
Suite 200
Melville, NY 11747-4302

                                                                   June 2, 2000

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

We were previously principal accountants for EDO Corporation ("EDO") and, under the date of February 15, 2000, we reported on the consolidated financial statements of EDO and subsidiaries as of and for the years ended December 31, 1999 and 1998. On May 30, 2000, our appointment as principal accountants was terminated. We have read EDO's statements included under Item 4 of its Form 8-K dated June 2, 2000 and we agree with such statements, except that we are not in a position to agree or disagree with EDO's statement that the change in auditors was recommended by the Audit Committee of the Board of Directors or approved by the Board of Directors.

Very truly yours,

KPMG LLP